BB 3/11

04015603

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8- 33109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. F. Diessner Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2141 E. Highland Ave. Suite 160
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Diessner (602) 954-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

3200 North Central Ave. Suite 700 (Address) Phoenix (City) AZ (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael F. Diessner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. F. Diessner Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAULA M. MARTIN
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 19,2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

M.F. Diessner Securities Corp.

Financial Report
12.31.2003

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

The Board of Directors
M.F. Diessner Securities Corp.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of M.F. Diessner Securities Corp. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.F. Diessner Securities Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
January 29, 2004, except for footnote 4 as to which the date is February 25, 2004

M.F. Diessner Securities Corp.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	7,839
Accounts receivable		6,864
Prepaid expenses and other current assets		2,858
Deferred taxes *(Note 3)*		-
	$	17,561

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	5,826
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 100,000 shares; 100 shares issued and outstanding		100
Contributed capital		74,767
Accumulated deficit		(63,132)
		11,735
	$	17,561

See Notes to Financial Statements.

M.F. Diessner Securities Corp.

Statement of Operations
Year Ended December 31, 2003

Revenues:		
Interest income	$	28
Other income		72,488
		72,516
Expenses:		
General and administrative		74,138
Net loss before income taxes		(1,622)
Income taxes *(Note 3)*		-
Net loss	$	(1,622)

See Notes to Financial Statements.

M.F. Diessner Securities Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2003

	Common stock								
	Shares		Amount		Contributed capital		Accumulated deficit		Total stockholder's equity
Balance, December 31, 2002	100	$	100	$	70,767	$	(61,510)	$	9,357
Capital contributions	-		-		4,000		-		4,000
Net loss	-		-		-		(1,622)		(1,622)
Balance, December 31, 2003	100	$	100	$	74,767	$	(63,132)	$	11,735

See Notes to Financial Statements.

M.F. Diessner Securities Corp.

Statement of Cash Flows
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,622)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		(4,314)
Increase in prepaid expenses and other current assets		(2,090)
Increase in accounts payable		5,170
Net cash used in operating activities		(2,856)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		4,000
Net increase in cash		1,144
Cash at beginning of year		6,695
Cash at end of year	$	7,839

See Notes to Financial Statements.

M.F. Diessner Securities Corp.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

M.F. Diessner Securities Corp. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(1) provide that the Company does not hold funds or securities for, or owe money or securities to customers and promptly transmits all customer funds and securities. The Company earns commissions for introducing investors to various investment projects.

Revenue recognition:

Commission revenue is recognized on the date the investment is funded by the investor.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Parties

The Company historically has received substantially all commission income from sales of investments in limited liability companies or limited partnership interests. The manager of the limited liability companies and the general partner of the limited partnerships is typically a related corporation, of which the stockholder and President are the sole stockholders of the Company.

The related corporation provides the Company with office space and administrative services at no cost. Miscellaneous consulting services of $51,750 and office expenses of $2,469 were billed to the Company in 2003.

Note 3. Income Taxes

The Company has remaining net operating loss (NOL) carryforwards available of approximately $149,000 for Federal income tax purposes to be carried forward to offset future taxable income of the Company. These net operating losses expire as follows:

2004	$	30,000
2005		59,000
2006		3,000
2007		8,000
2008		6,000
2009		6,000
2010		5,000
2011		5,000
2018		6,000
2019		6,000
2020		4,000
2021		6,000
2022		3,000
2023		2,000
	$	149,000

A valuation allowance has been established against the benefit associated with the carryforwards, as follows:

Deferred tax asset related to NOL carryforwards	$	58,000
Less valuation allowance		(58,000)
	$	-

Note 4. Net Capital Requirements and Subsequent Event

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $2,013 which was $2,987 in default of its net capital requirements of $5,000. On February 25, 2004, the Company received a capital contribution of $3,000.

M.F. Diessner Securities Corp.

Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Total ownership equity from statement of financial condition	$	11,735
Deductions:		
Accounts receivable, prepaid expenses and other current assets		(9,722)
Net capital		2,013
Required net capital		5,000
Net capital deficit	$	(2,987)

Statement pursuant to paragraph (d)(4) of rule 17a-5:

There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part II-A Focus Report as of December 31, 2003.

M.F. Diessner Securities Corp.

Schedule 2
Information for Possession or Control Requirements Under Rule 15c3-3
And Computation for Determination of the Reserve Requirements of Rule 15c3-3
December 31, 2003

None. The Company is exempt from rule 15c3-3 pursuant to provisions of paragraph (k)(1) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

The Board of Directors
M.F. Diessner Securities Corp.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of M.F. Diessner Securities Corp. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons,

(2) Recordation of differences required by rule 17a-13,

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control that we consider to be a material weakness as defined above.

Net Capital Deficiency

On February 25, 2004, the Company sent notice to the National Association of Securities Association notifying them that the Company had a net capital deficiency at December 31, 2003. The deficiency is a result of the recordation of an obligation in an accounting period when a corresponding receivable for the same amount could not be recognized as an allowable receivable. As a result of additional research, it was determined that the Company had net capital deficiencies through February 25, 2004. The Company has taken steps to rectify the capital deficiency through a capital contribution from its stockholder in the amount of $3,000 on February 25, 2004. Additionally, the Company has implemented policies and procedures to promptly identify and anticipate recurring occurrences of this fact pattern.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of M.F. Diessner Securities Corp. for the year ended December 31, 2003 and this report does not affect our report thereon dated January 29, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition described above, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
January 29, 2004